March 26, 2025

Jison Lim
Director and Chairman
Ten-League International Holdings Ltd
7 Tuas Avenue 2
Singapore 639447

       Re: Ten-League International Holdings Ltd
           Amendment No. 10 to Registration Statement on Form F-1
           Filed March 17, 2025
           File No. 333-275240
Dear Jison Lim:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 18, 2024 letter.

Amendment No. 10 to Registration Statement on Form F-1, Filed March 17, 2025 Business
Our Business Strategies
We intend to expand our engineering, procurement, construction and commissioning, or
EPCC, service for deploying..., page 75

1. We note the removal of disclosure stating that you are undergoing the application for a "Certificate of Statutory Completion," but have not replaced that language. Please confirm, if true, that you have now been granted your "Certificate of Statutory
       Completion."
 March 26, 2025
Page 2
Related Party Transactions, page 111

2. Revise to update your discussion for the most recent fiscal year up to the date of the registration statement. Refer to Item 7.B. of Form 20-F.

        Please contact Nasreen Mohammed at 202-551-3773 or Lyn Shenk at 202-551-3380
if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-
3264 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Louise L. Liu